

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Mr. Marc Urbach
President
China Broadband, Inc.
27 Union Square, West Suite 502
New York, NY 10003

> **Re:** **China Broadband, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Forms 10-Q for the quarters ended September 30, 2010**
> **File No. 0-19644**

Dear Mr. Urbach:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Settlement Agreement, page 26

1. Please tell us in detail your rationale under the accounting literature for recording a gain regarding this settlement agreement involving Cablecom Holding shares as well as other items.

Selling, General and Administrative Expenses, page 25

2. Please tell us in detail about the items that comprise these categories. Please expand your disclosure in future filings.

Item 9A(T). Controls and Procedures, page 34

3. It is unclear to us how you were able to conclude that your disclosure controls and procedures were effective considering that you have material weaknesses such as not being able to "maintain personnel with a sufficient level of accounting knowledge, experience and training in the selection and application of US GAAP and related SEC disclosure requirements" and you do not "have an accounting policy manual based on US GAAP." It would appear that these weaknesses in addition to the deficiencies in your financial closing procedures would result in your disclosure controls and procedures not being effective. Please advise or revise.

Consolidated Financial Statements

4. Acquisition of AdNet, page F-11

4. Please tell us in detail why you did not allocate any of the purchase price to ICP license and right held by AdNet as described on page F-12. We note that you still hold the license.

5. Please tell us about, and disclose in future filings, the details of the trustee relationship disclosed on page 3 for the purpose of holding the shares of AdNet owned by you.

6. Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

6. Please tell us in detail and expand your disclosure in future filings about your contractual arrangements with Pu Yue, your CFO, who acts as a trustee on your behalf pursuant to pledge and trustee agreements. Please tell us in detail about the legal enforceability of the pledge and loan agreement, pursuant to which all shares of Shandong Media which you acquired are held in trust on your behalf by your CFO as nominee holder as security for a loan to Shandong Media's parent seller. Please tell us in detail and expand your disclosure in future filings your rationale for consolidation under ASC 810-10.

7. Please tell us in detail and expand your disclosure in future filings regarding the nature and requirements for the additional payment. We note the material write-offs in 2010 and the extension of the payment. Do you still anticipate making the payment?

8. We note your disclosure on page 10 that your ownership in Shandong Publishing is subject to similar limitation as your arrangement with Jinan Broadband. Please tell us in detail about these limitations and disclose in future filings.

10. Goodwill and Other Intangible Assets, page F-14

    9. Please tell us in detail why the company, AdNet, that you purchased only several months previously had a total impairment of goodwill in 2009. Tell us when you made the decision to change from the original business model to a PPV business. We note that the AdNet was in the development stage when you purchased it. With your change in your business model to PPV, tell us in detail why you believe that your software technology related to delivery of multimedia advertising has the value as stated in your financial statements. Tell us your consideration of a possible impairment.

21. Income Taxes, page F-19

    10. Please refer to ASC 740-10-50. Tell us the components of deferred tax liabilities and provide an analysis of the changes to the valuation allowance. Please provide us with proposed disclosures that you will provide in future filings to comply with the accounting literature.

    11. Tell us in detail about your accounting for PRC income taxes.

    12. Tell us the nature of the adjustments that gave rise to the change in estimates in your reconciliation on page F-20.

    13. We note your disclosure on page 17 about the uncertainty that exists regarding how the PRC's current income tax law applies to your overall operations. Please tell us about the nature of the uncertainties regarding your tax position and the basis for your belief that legal entities organized outside of the PRC should not be treated as residents for purposes of the new EIT Law. Please tell us in detail the steps you have taken to determine that you are not required to accrue these taxes for financial statement purposes. Tell us how your auditors have satisfied themselves that an accrual is not required. Please quantify the impact on your results of operations if your belief is not correct. Please provide us with your proposed disclosures that you will include in future filings to provide the details above.

Form 10-Q for the Quarterly Period Ended September 30, 2010

5. Acquisition of Sinotop, page 10

    14. Please tell us why you did not file the financial statements of Sinotop Group Limited as required by Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X.

Purchase Consideration, page 10

    15. We note that you used an alternative approach to determine the preliminary value of the common stock since there was no liquidity in the stock for most of the past two years and

you believed that the stock price was not representative of the true market price.
However, since the stock is publicly traded in an active market, it is unclear to us why the
quoted market price was not used.   If discounts are appropriate under the circumstances,
they should be supported by objective evidence. If the stock is not publicly traded in an
active market, then the following methods should be considered: contemporaneous
equity transactions with third parties; fair value of the services or goods provided, if more
reliable; or consider management's judgment per ASC 820-10-35. You should provide
disclosure regarding all major assumptions used to value stock options, warrants and
other equity instruments in the footnotes as well as Critical Accounting Estimates in
Management's Discussion and Analysis of Financial Condition and Results of Operations
as well as a sensitivity analysis.

Earn-Out Securities, page 10

16. Tell us why your Board of Directors is determining the performance milestones after the
acquisition has occurred. Revise your disclosures in future filings.

17. Tell us in detail how you determined the amounts to ascribe to the intangible assets listed
on page 11. It appears that no intangible assets other than a noncompete agreement were
acquired. Tell us your accounting for each intangible asset acquired.

11. Goodwill and Intangible Assets, page 13

18. We note your tabular presentation of "Amortization/Impairment Charge" on page 14.
Please separate the impairment from the amortization in future filings. Please provide us
with your proposed disclosures.

19. Tell us in detail about your process for determining that the Shandong Media intangible
assets were impaired in the second quarter of 2010. Tell us the disclosure that you
provided to investors regarding the possibility of impairments in your previous filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

  Sincerely,

  Larry Spirgel
  Assistant Director